TRANSGLOBE ENERGY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statement of Earnings and Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		June 30		June 30
			2010		2010
	Notes	2011	(Note 23)	2011	(Note 23)

REVENUE
Oil sales, net of royalties and other	5	$62,513	$35,638	$115,376	$73,042
Derivative gain (loss) on commodity contracts		(35)	311	(586)	289
Finance revenue	7	133	3	195	7
		62,611	35,952	114,985	73,338

EXPENSES
Production and operating		9,095	6,247	16,642	12,034
General and administrative	6	4,737	3,388	9,256	6,744
Foreign exchange (gain) loss		(41)	167	80	331
Finance costs	7	1,158	518	2,501	1,003
Depletion, depreciation and amortization	12	8,203	6,136	15,963	12,389
Impairment of exploration and evaluation assets	11	416	-	12,076	-
		23,568	16,456	56,518	32,501

Earnings before income taxes		39,043	19,496	58,467	40,837

Income taxes – current		19,163	9,214	35,491	17,834
Income taxes – deferred		(1,994)	571	(1,787)	691
		17,169	9,785	33,704	18,525

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$21,874	$9,711	$24,763	$22,312

Earnings per share
Basic	19	$0.30	$0.15	$0.34	$0.34
Diluted	19	$0.29	$0.14	$0.33	$0.33

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		As at	As at
	Notes	June 30, 2011	December 31, 2010

ASSETS
Current
Cash and cash equivalents	8	$122,659	$57,782
Accounts receivable	9	70,230	69,085
Derivative commodity contracts		80	303
Prepaids and other		2,218	2,867
		195,187	130,037
Non-Current
Restricted cash	10	2,223	3,387
Intangible exploration and evaluation assets	11	16,370	22,609
Property and equipment
Petroleum properties	12	194,977	178,639
Other assets	12	4,019	2,773
Goodwill	13	8,180	8,180
		$420,956	$345,625

LIABILITIES
Current
Accounts payable and accrued liabilities	14	$48,097	$41,808
		48,097	41,808
Non-Current
Long-term debt	15	56,998	86,420
Deferred taxes		33,420	35,207
Other long-term liabilities		891	-
		139,406	163,435

SHAREHOLDERS’ EQUITY
Share capital	17	153,815	80,106
Contributed surplus		6,673	5,785
Retained earnings		121,062	96,299
		281,550	182,190
		$420,956	$345,625

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
					2010
	Notes	2011	2010	2011	(Note 23)

Share Capital
Balance, beginning of period		$153,309	$66,277	$80,106	$66,106
Stock options exercised	17	414	5,614	1,613	5,744
Share issuance	17	-	-	75,594	-
Share issue costs	17	(5)	-	(4,011)	-
Stock-based compensation on exercise	17	97	2,346	513	2,387
Balance, end of period		$153,815	$74,237	$153,815	$74,237

Contributed Surplus
Balance, beginning of period		$5,952	$8,148	$5,785	$8,057
Stock-based compensation expense	18	818	396	1,401	528
Transfer to share capital on exercise of options		(97)	(2,346)	(513)	(2,387)
Balance, end of period		$6,673	$6,198	$6,673	$6,198

Retained Earnings
Balance, beginning of period		$99,188	$68,335	$96,299	$55,734
Net earnings		21,874	9,711	24,763	22,312
Balance, end of period		$121,062	$78,046	$121,062	$78,046

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2011	2010	2011	2010 (Note 23)

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income for the period		$21,874	$9,711	$24,763	$22,312
Adjustments for:
Depletion, depreciation and amortization	12	8,203	6,136	15,963	12,389
Deferred lease inducement		119	-	119	-
Impairment of exploration and evaluation costs	11	416	-	12,076	-
Stock-based compensation	18	688	434	1,401	569
Finance costs		1,158	518	2,501	1,003
Income tax expense		17,169	9,785	33,704	18,525
Unrealized (gain) loss on commodity contracts		35	(362)	222	(706)
Unrealized loss on foreign currency translation		98	-	269	-
Interest paid		(1,291)	(429)	(1,923)	(825)
Income taxes paid		(19,163)	(9,214)	(35,491)	(17,834)
Changes in non-cash working capital	22	23,298	(3,031)	2,213	(10,615)
Net cash generated by (used in) operating activities		52,604	13,548	55,817	24,818

INVESTING
Additions to intangible exploration and evaluation assets		(3,308)	(6,404)	(5,268)	(8,299)
Additions to petroleum properties		(12,796)	(9,377)	(28,890)	(15,925)
Additions to other assets		(1,425)	(90)	(1,862)	(379)
Changes in restricted cash		-	-	1,164	-
Net cash generated by (used in) investing activities		(17,529)	(15,871)	(34,856)	(24,603)

FINANCING
Issue of common shares for cash	17	414	5,614	77,207	5,744
Issue costs for common shares	17	(5)	-	(4,011)	-
Deferred financing costs		-	(699)	-	(699)
Repayments of long-term debt		-	-	(30,000)	-
Increase in other long-term liabilities		772	-	772	-
Net cash generated by (used in) financing activities		1,181	4,915	43,968	5,045

Currency translation differences relating to cash and cash equivalents		50	-	(52)	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		36,306	2,592	64,877	5,260

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		86,353	18,845	57,782	16,177
CASH AND CASH EQUIVALENTS, END OF PERIOD		$122,659	$21,437	$122,659	$21,437

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at June 30, 2011 and December 31, 2010 and for the periods ended June 30, 2011 and 2010 (Unaudited - Expressed in U.S. Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.

2. BASIS OF PREPARATION

Statement of compliance

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”, “Canadian GAAP” or “Cdn. GAAP”) for all publicly accountable profit-oriented enterprises.

These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at June 30, 2011 and December 31, 2010 and for the three and six month periods ended June 30, 2011 and 2010. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.

Compliance with IAS 34 requires the Company to disclose information material to the understanding of the current interim period. Accordingly, IFRS 1 First-time Adoption of IFRS (“IFRS 1”) has been applied effective January 1, 2010 using IFRS in place as at January 1, 2011. The effect of transition from Canadian GAAP to IFRS is quantified in Note 23 and explained throughout the notes to the Condensed Consolidated Interim Financial Statements.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 4, 2011.

Basis of measurement

The preparation of these Condensed Consolidated Interim Financial Statements resulted in changes to accounting policies and methods of computation as compared to the most recent Annual Financial Statements for the year-ended December 31, 2010 prepared under GAAP. Refer to Note 23, First Time Adoption of IFRS, for a reconciliation between the IFRS and GAAP computations. For full disclosure of the accounting policies adopted on transition to IFRS, refer to Note 3 in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011. Many disclosures, including nature of business and corporate information, have not changed from Canadian GAAP and accordingly, these should be read in conjunction with the consolidated financial statements for the year-ended December 31, 2010 and the accompanying notes thereto.

The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, restricted cash and derivative financial instruments that have been measured at fair value. The method used to measure fair value is discussed further in Note 4.

Functional and presentation currency

In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. CHANGES IN ACCOUNTING POLICIES

Future changes to accounting policies

As at the date of authorization of these financial statements the following Standards and Interpretations which have not yet been applied were issued but not yet effective:

IFRS 7	(revised)	“Financial Instruments: Disclosures”
IFRS 9	(revised)	“Financial Instruments: Classification and Measurement”
IAS 12	(revised)	“Income Taxes”
IFRS 10	(new)	“Consolidated Financial Statements”
IFRS 11	(new)	“Joint Arrangements”
IFRS 12	(new)	“Disclosure of Interests in Other Entities”
IAS 27	(revised)	“Separate Financial Statements”
IAS 28	(revised)	“Investments in Associates and Joint Ventures”
IFRS 13	(new)	“Fair Value Measurement”
IAS 1	(revised)	“Presentation of Financial Statements”
IAS 19	(revised)	“Employee Benefits”

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets held-for-trading	$122,739	$122,739	$58,085	$58,085
Loans and receivables	72,453	72,453	72,472	72,472
Other liabilities	105,095	108,097	128,228	131,808

Assets and liabilities at June 30, 2011 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents, restricted cash and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and restricted cash are classified as Level 1 and derivative commodity contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

  Credit risk
  Market risk
  Liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Condensed Consolidated Interim Financial Statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at June 30, 2011
Neither impaired nor past due	$36,819
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period
Within 30 days	18,605
31-60 days	14,773
61-90 days	-
Over 90 days	33

In Egypt, the Company sold all of its 2011 and 2010 production to one purchaser. In Yemen, the Company sold all of its 2011 and 2010 Block 32 production to one purchaser and all of its 2011 and 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding as at June 30, 2011:

			Dated Brent
			Pricing
Period	Volumes	Type	Put
Crude Oil
July 1, 2011 – December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
July 1, 2011 – December 31, 2011	20,000 Bbl/month	Financial Floor	$75.00

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Condensed Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease the net earnings, for the three and six months ended June 30, 2011, by $0.1 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase the net earnings, for the three and six months ended June 30, 2011, by $0.1 million.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net earnings for the three and six months ended June 30, 2011, of approximately $0.5 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net earnings by $0.6 million for the same period. The Company does not utilize derivative instruments to manage this risk.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2011 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the three and six months ended June 30, 2011, by $0.2 million and $0.3 million, respectively. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the three and six months ended June 30, 2011, by $0.2 million and $0.3 million, respectively.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2011:

(000s)	Payment Due by Period [1] [2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5years
Accounts payable and accrued liabilities	Yes - Liability	$48,097	$48,097	$-	$-	$-
Long-term debt	Yes - Liability	60,000	-	38,736	21,264	-
Office and equipment leases	No	18,126	8,924	3,355	1,972	3,875
Minimum work commitments [3]	No	1,750	1,750	-	-	-
Total		$127,973	$58,771	$42,091	$23,236	$3,875

1.	Payments exclude ongoing operating costs, finance costs and payments required to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2011 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of C$75.0 million (US$75.6 million) in the first quarter of 2011 through an equity offering.

The existing banking arrangements at June 30, 2011 consist of a Borrowing Base Facility of $100.0 million of which $60.0 million is drawn.

Capital disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the profit or loss before any deduction for depletion, depreciation, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-IFRS measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	June 30, 2011	December 31, 2010
Shareholders’ equity	$281,550	$182,190
Long-term debt, including the current portion (net of unamortized transaction costs)	56,998	86,420
Cash and cash equivalents	(122,659)	(57,782)
Total capital	$215,889	$210,828

The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	June 30, 2011	December 31, 2010
Long term debt, including the current portion (net of unamortized transaction costs)	$56,998	$86,420

Cash flow from operating activities	88,749	54,592
Changes in non-cash working capital	2,400	18,386
Funds flow from operations	$91,149	$72,978
Ratio	0.6	1.2

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at June 30, 2011. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2011.

5. OIL REVENUE

(000s)	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Oil sales	$113,615	$61,540	$211,610	$123,191
Less: Royalties and other	51,102	25,902	96,234	50,149
Oil sales, net of royalties and other	$62,513	$35,638	$115,376	$73,042

6. PERSONNEL EXPENSES

The aggregate payroll expense of employees and executive management recognized in general and administrative expenses was as follows:

(000s)	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Wages, salaries and benefits	$2,842	$2,177	$5,449	$4,374
Equity-settled share-based payment transactions	818	395	1,401	527
Cash-settled share-based payment transactions	(189)	49	(59)	51
Total employee remuneration	3,471	2,621	6,791	4,952
Capitalized portion of total remuneration	(251)	(581)	(613)	(745)
	$3,220	$2,040	$6,178	$4,207

7. FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in earnings were as follows:

(000s)	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Interest expense	$892	$429	$1,923	$825
Amortization of deferred financing costs	266	89	578	178
Finance costs	$1,158	$518	$2,501	$1,003

8. CASH AND CASH EQUIVALENTS

Cash is comprised of cash on hand and balances with banks. There were no term deposits outstanding as at June 30, 2011 or December 31, 2010 with maturities longer than three months.

The Company’s exposure to interest rate risk is disclosed in Note 4.

9. ACCOUNTS RECEIVABLE

Accounts receivable is comprised of current trade receivables due from third parties. There were no amounts due from related parties and no loans to management or employees as at June 30, 2011 or December 31, 2010.

The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 4.

10. RESTRICTED CASH

As at June 30, 2011, the Company had restricted cash of $2.2 million (December 31, 2010 - $3.4 million) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 15). This represents the aggregate amount of interest for six months on the loan balance outstanding based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

11. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2010	$22,609
Additions	5,837
Impairment loss	(12,076)
Balance at June 30, 2011	$16,370

The Company recorded an impairment loss in the amount of $12.1 million during the six-month period ended June 30, 2011. The impairment relates to Nuqra Block 1 in Egypt and represents all intangible exploration and evaluation asset costs that had been incurred at Nuqra up to June 30, 2011. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at Nuqra. The Company no longer has a firm plan for further expenditures on exploration and evaluation at Nuqra at this time.

12. PROPERTY AND EQUIPMENT

	Petroleum
(000s)	Properties	Other Assets	Total
Cost at December 31, 2010	$205,854	$5,713	$211,567
Additions	31,684	1,863	33,547
Balance at June 30, 2011	$237,538	$7,576	$245,114

Accumulated depletion, amortization and impairment losses at December 31, 2010	$27,215	$2,940	$30,155
Depletion, depreciation and amortization for the period	15,346	617	15,963
Balance at June 30, 2011	$42,561	$3,557	$46,118

Net Book Value
At December 31, 2010	$178,639	$2,773	$181,412
At June 30, 2011	$194,977	$4,019	$198,996

Future development costs of $52.9 million (2010 - $69.2 million) for Proved and Probable reserves were included in the depletion calculation for the three and six months ended June 30, 2011.

13. GOODWILL

(000s)
Balance at December 31, 2010	$8,180
Acquisitions through business combinations	-
Balance at June 30, 2011	$8,180

Goodwill was assessed for impairment as at December 31, 2010 and June 30, 2011. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 14%. As at December 31, 2010 and June 30, 2011, the recoverable amounts exceeded the aggregated carrying values of the cash-generating units, therefore no impairment was recognized.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at June 30, 2011 or December 31, 2011.

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 4.

15. LONG-TERM DEBT

The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2011, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 4.

	As at	As at
	June 30, 2011	December 31, 2010
Bank debt	$60,000	$90,000
Deferred financing costs	(3,002)	(3,580)
	56,998	86,420

Current portion of long-term debt	-	-
	$56,998	$86,420

As at June 30, 2011, the Company had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the three and six months ended June 30, 2011, the average effective interest rate was 7.7% (2010 – 3.4% and 3.3%, respectively). As repayments on the Borrowing Base Facility are not expected to commence until 2013, the entire balance has been presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of June 30, 2011 are as follows:

(000s)
2011	$-
2012	-
2013	26,803
2014	24,743
2015	8,454
$60,000

16. COMMITMENTS AND CONTINGENCIES

On March 25, 2011, the Company entered into an agreement to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the existing Borrowing Base Facility. Consideration for the transaction is $60 million plus or minus adjustments to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

The Company is subject to certain office and equipment leases (Note 4).

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. During the first quarter of 2011, the Contractor received an extension on the first exploration period to September 8, 2011 and subsequently has declared Force Majeure under the PSA due to logistic and security issues. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Although the Company believes that it has title to its petroleum properties, it cannot control or completely protect itself against the risk of title disputes or challenges.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2011.

17. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Six months		Year Ended
	June 30, 2011		December 31, 2010
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	67,576	$80,106	65,399	$66,106
Share issuance	5,000	75,594	-	-
Stock options exercised	410	1,613	2,177	9,959
Stock-based compensation on exercise	-	513	-	4,041
Share issue costs	-	(4,011)	-	-
Balance, end of period	72,986	$153,815	67,576	$80,106

On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

18. SHARE-BASED PAYMENTS

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2011		December 31, 2010
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	4,156	4.89	5,478	4.12
Granted	964	13.08	1,430	7.22
Exercised	(410)	3.92	(2,177)	4.67
Forfeited	(32)	4.98	(575)	4.04
Options outstanding, end of period	4,678	6.65	4,156	4.89

Options exercisable, end of period	1,684	4.67	1,366	3.80

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-		Average	Weighted-
	Outstanding at	Remaining	Average	Number Exercisable	Remaining	Average
Exercise Prices	June 30, 2011	Contractual	Exercise Price	At June 30, 2011	Contractual	Exercise
(C$)	(000s)	Life (Years)	(C$)	(000s)	Life (Years)	Price (C$)
2.22-4.00	1,631	2.7	3.07	560	2.6	2.97
4.01-6.00	986	2.0	4.88	834	1.7	4.85
6.01-8.00	812	3.9	7.34	251	3.9	7.30
8.01-10.00	225	4.1	8.04	39	4.0	8.05
10.01-13.20	936	4.9	13.04	-	-	-
13.21-15.12	88	4.6	14.94	-	-	-
	4,678	3.3	6.65	1,684	2.4	4.67

Stock–based compensation

Compensation expense of $0.8 million and $1.4 million have been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the three and six month periods ended June 30, 2011 (2010 - $0.4 and $0.5 million, respectively) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2011	2010
Weighted average fair market value per option (C$)	4.38	2.26
Risk free interest rate (%)	1.98	2.78
Expected volatility (%)	49.54	49.13
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	9.40	5.81
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the three and six month periods ended June 30, 2011, employees exercised 69,000 and 410,000 stock options, respectively (2010 – 1,146,000 and 1,194,000, respectively). In accordance with IFRS, the fair value related to these options was $0.1 million and $0.5 million, respectively (2010 - $2.3 million and $2.4 million, respectively) at time of grant and has been transferred from contributed surplus to common shares.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2011		December 31, 2010
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	150	6.61	-	-
Granted	-	-	150	6.61
Exercised	-	-	-	-
Forfeited	-	-	-	-
Units outstanding, end of period	150	6.61	150	6.61

Units exercisable, end of period	150	6.61	-	-

For the three and six month periods ended June 30, 2011, compensation expense recoveries of $0.2 million and $0.1 million, respectively, have been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income (2010 - $Nil) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements and the total fair value of the liability for vested benefits as at June 30, 2011 were $0.5 million (2010 - $Nil) and $0.3 million (2010 - $Nil), respectively.

19. PER SHARE AMOUNTS

In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2011	2010	2011	2010
Weighted-average number of shares outstanding	72,959	66,031	72,036	65,733
Dilution effect of stock options	2,604	2,363	2,690	1,879
Weighted-average number of diluted shares outstanding	75,563	68,394	74,726	67,612

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three and six month periods ended June 30, 2011, the Company excluded 291,100 and 88,200 stock options, respectively, (2010 – 144,000 and 1,166,400, respectively) as their exercise price was greater than the average common share market price in the respective periods.

20. RELATED PARTY DISCLOSURES

Details of controlled entities are as follows:

		Ownership	Ownership
	Country of	Interest 2011	Interest 2010
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TG West Yemen Inc.	Turks & Caicos	100	100
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	100
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TransGlobe South Alamein Inc.	Turks & Caicos	100	100
TransGlobe GOS Inc.	Turks & Caicos	100	100

21. SEGMENTED INFORMATION

The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.

In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.

The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Consolidated Financial Statements:

	Egypt		Yemen		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30		June 30		June 30
(000s)	2011	2010	2011	2010	2011	2010
Revenue
Oil sales, net of royalties and other	$101,025	$52,342	$14,351	$20,700	$115,376	$73,042

Segmented expenses
Production and operating	12,865	7,487	3,777	4,547	16,642	12,034
Depletion, depreciation and amortization	13,965	8,968	1,758	3,317	15,723	12,285
Income taxes - current	31,567	13,014	3,924	4,820	35,491	17,834
Income taxes - deferred	(2,704)	1,101	917	(410)	(1,787)	691
Impairment loss	12,076	-	-	-	12,076	-
Total segmented expenses	67,769	30,570	10,376	12,274	78,145	42,844

Segmented earnings	$33,256	$21,772	$3,975	$8,426	37,231	30,198

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					586	(289)
General and administrative					9,256	6,744
Foreign exchange loss					80	331
Depreciation and amortization					240	104
Finance revenue					(195)	(7)
Finance costs					2,501	1,003
Total non-segmented expenses					12,468	7,886

Net earnings for the period					$24,763	$22,312

Capital expenditures
Exploration and development	$32,976	$25,570	$5,008	$1,621	$37,984	$27,191
Corporate					1,400	74
Total capital expenditures	$32,976	$25,570	$5,008	$1,621	$39,384	$27,265

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30		June 30		June 30
(000s)	2011	2010	2011	2010	2011	2010
Revenue
Oil sales, net of royalties and other	$59,668	$26,255	$2,845	$9,383	$62,513	$35,638

Segmented expenses
Production and operating	7,547	3,845	1,548	2,402	9,095	6,247
Depletion, depreciation and amortization	7,723	4,503	368	1,580	8,091	6,083
Income taxes - current	18,462	6,701	701	2,513	19,163	9,214
Income taxes - deferred	(2,891)	868	897	(297)	(1,994)	571
Impairment loss	416	-	-	-	416	-
Total segmented expenses	31,257	15,917	3,514	6,198	34,771	22,115

Segmented earnings	$28,411	$10,338	$(669)	$3,185	27,742	13,523

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					35	(311)
General and administrative					4,737	3,388
Foreign exchange (gain) loss					(41)	167
Depreciation and amortization					112	53
Finance revenue					(133)	(3)
Finance costs					1,158	518

Total non-segmented expenses					5,868	3,812

Net earnings for the period					$21,874	$9,711

Capital expenditures
Exploration and development	$16,222	$13,056	$2,821	$960	$19,043	$14,016
Corporate					34	20
Total capital expenditures	$16,222	$13,056	$2,821	$960	$19,077	$14,036

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,199	$14,171	$16,370
Property and equipment
Petroleum properties	157,666	37,311	194,977
Other assets	1,716	-	1,716
Goodwill	8,180	-	8,180
Other	109,209	7,830	117,039
Segmented assets	278,970	59,312	338,282
Non-segmented assets			82,674
Totals assets			$420,956
Liabilities
Accounts payable and accrued liabilities	$37,540	$1,470	$39,010
Deferred taxes	22,886	10,534	33,420
Segmented liabilities	60,426	12,004	72,430
Non-segmented liabilities			66,976
Total liabilities			$139,406

December 31, 2010
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$9,783	$12,826	$22,609
Property and equipment
Petroleum properties	143,233	35,406	178,639
Other assets	1,630	-	1,630
Goodwill	8,180	-	8,180
Other	71,504	11,378	82,882
Segmented assets	234,330	59,610	293,940
Non-segmented assets			51,685
Totals assets			$345,625
Liabilities
Accounts payable and accrued liabilities	$31,321	$5,980	$37,301
Deferred taxes	25,589	9,618	35,207
Segmented liabilities	56,910	15,598	72,508
Non-segmented liabilities			90,927
Total liabilities			$163,435

22. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2011	2010	2011	2010
Operating activities
Increase (decrease) in current assets
Accounts receivable	$30,361	$(4,352)	$(1,146)	$(14,849)
Prepaids and other	(624)	54	582	(232)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(6,439)	1,267	2,777	4,466
	$23,298	$(3,031)	$2,213	$(10,615)

23. FIRST TIME ADOPTION OF IFRS

These are the Company’s Condensed Consolidated Interim Financial Statements for the second quarter of the period covered by the first consolidated annual financial statements presented in accordance with IFRS for the year ending December 31, 2011.

IFRS is applied retrospectively at the transition date of January 1, 2010 with all adjustments to assets and liabilities as stated under Canadian Generally Accepted Accounting Principles (“GAAP”) taken to retained earnings unless certain exceptions and exemptions are applied.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company has elected to utilize the following exemptions for first-time adoption of IFRS:

(i)

With respect to IFRS 3, Business Combinations, IFRS 1 allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated;

(ii)

With respect to IAS 21, The Effects of Changes in Foreign Exchange Rates, IFRS 1 allows foreign currency translation adjustments classified in accumulated other comprehensive income to be deemed zero and reclassified to retained earnings on January 1, 2010, and for the retrospective restatement of foreign currency translation under IFRS to not be required;

(iii)

With respect to IFRS 2, Share-based payments, IFRS 1 does not require stock options that vested prior to January 1, 2010 and share appreciation rights that settled prior to January 1, 2010 to be retrospectively restated. Therefore, IFRS requirements apply only to those options that were unvested and share appreciation rights that were unsettled at the date of transition;

(iv)

With respect to IAS 16, Property, Plant and Equipment and IFRS 6, Exploration for and Evaluation of Mineral Resources, IFRS 1 allows for the petroleum asset balance as determined under the Company’s previous accounting framework (Canadian GAAP) to be allocated to the IFRS categories of exploration and evaluation assets and development and production properties. Under the exemption, for assets in the development or production phases, the amount is allocated to the underlying IFRS transitional assets on a pro-rata basis using reserve values as of the IFRS transition date.

(v)	With respect to IFRS 23, Borrowing Costs, IFRS 1 allows borrowing cost disclosures relating to qualifying assets to be applied prospectively from the IFRS transition date.

These mandatory exceptions and optional exemptions are applied in preparing:

(i)	The Condensed Consolidated Interim Financial Statements as at and for the three and six months ended June 30, 2011,

(ii)	The Condensed Consolidated Financial Statements as at and for the year ended December 31, 2010 prepared in accordance with IFRS for comparative purposes,

(iii)	The Condensed Consolidated Interim Financial Statements as at and for the three and six months ended June 30, 2010 prepared in accordance with IFRS for comparative purposes, and

(iv)	The opening IFRS consolidated balance sheet on January 1, 2010.

IFRS employs a conceptual framework that is similar to Canadian GAAP. While the adoption of IFRS has not changed the net increase or decrease in cash and cash equivalents for any given period, the adoption has resulted in changes to the reported financial position and results of operations of the Company. The Company has prepared the following summary of adjustments to reconcile the shareholders’ equity and earnings of the Company under IFRS with those reported under Canadian GAAP:

Reconciliation of earnings and comprehensive income for three months ended June 30, 2010

(Expressed in thousands of U.S. Dollars)

		Three Months	Effect of	Three Months
		Ended	Transition	Ended
		June 30, 2010	To IFRS	June 30, 2010
	Notes	(Cdn GAAP)		(IFRS)
REVENUE
Oil sales, net of royalties and other		$35,638	$-	$35,638
Derivative loss on commodity contracts		311	-	311
Finance revenue		7	(4)	3
		35,956	(4)	35,952

EXPENSES
Production and operating		6,247	-	6,247
General and administrative	c	3,034	354	3,388
Foreign exchange loss		167	-	167
Finance costs		518	-	518
Depletion, depreciation and amortization	d	7,338	(1,202)	6,136
		17,304	(848)	16,456

Earnings before income taxes		18,652	844	19,496

Income taxes – current		9,214	-	9,214
Income taxes – deferred	e	-	571	571
		9,214	571	9,785
Net earnings and comprehensive income for the period		$9,438	$273	$9,711

Reconciliation of earnings and comprehensive income for six months ended June 30, 2010

(Expressed in thousands of U.S. Dollars)

		Six months Ended	Effect of	Six months Ended
		June 30, 2010	Transition	June 30, 2010
	Notes	(Cdn GAAP)	To IFRS	(IFRS)
REVENUE
Oil sales, net of royalties and other		$73,042	$-	$73,042
Derivative loss on commodity contracts		289	-	289
Finance revenue		7	-	7
		73,338	-	73,338

EXPENSES
Production and operating		12,034	-	12,034
General and administrative	c	6,419	325	6,744
Foreign exchange loss		331	-	331
Finance costs		1,003	-	1,003
Depletion, depreciation and amortization	d	14,681	(2,292)	12,389
		34,468	(1,967)	32,501

Earnings before income taxes		38,870	1,967	40,837

Income taxes – current		17,834	-	17,834
Income taxes – deferred	e	-	691	691
		17,834	691	18,525
Net earnings and comprehensive income for the period		$21,036	$1,276	$22,312

Reconciliation of changes in shareholders’ equity for the six months ended June 30, 2010

(Expressed in thousands of U.S. Dollars)

		Six Months Ended	Effect of	Six Months Ended
		June 30, 2010	Transition to	June 30, 2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)

Share Capital
Balance, beginning of period		$66,106	$-	$66,106
Stock options exercised		5,744	-	5,744
Share issuance		-	-	-
Share issue costs		-	-	-
Stock-based compensation on exercise	a	2,416	(29)	2,387
Balance, end of period		$74,266	$(29)	$74,237

Contributed Surplus
Balance, beginning of period	a	$6,691	$1,366	$8,057
Stock-based compensation expense	a	881	(353)	528
Transfer to share capital on exercise of options	a	(2,416)	29	(2,387)
Balance, end of period		$5,156	$1,042	$6,198

Accumulated Other Comprehensive
Incomes
Balance, beginning of period	b	$10,880	$(10,880)	$-
Other comprehensive income		-	-	-
Balance, end of period		$10,880	$(10,880)	$-

Retained Earnings
Balance, beginning of period	a, b, c, e	$80,013	$(24,279)	$55,734
Net earning	a, b, c, d, e	21,036	1,276	22,312
Balance, end of period		$101,049	$(23,003)	$78,046

Explanation of the above reconciliations from Canadian GAAP to IFRS

(a) Share-based payment transactions

Under Canadian GAAP – The Company measured share-based compensation related to share-purchase options at the fair value of options granted using the lattice-based binomial option pricing model and recognized this expense on a straight-line basis over the vesting period of the options. The fair value of the options granted was measured on the date of the grant. The Company measured the share-based compensation related to share appreciation rights at their intrinsic value less any unvested portion, and accrued the unvested portion evenly over the vesting period. The mark-to-market change in the obligation of the share appreciation rights was determined each reporting period and recognized through earnings.

Under IFRS – The Company continued to measure share-based compensation related to share-purchase options at the fair value of options granted using the same option pricing model; however, the fair value of the options granted was determined separately for each tranche of awards with different vesting dates, as each tranche is considered a separate grant for the purpose of calculating fair value. The fair value of options granted was recognized as compensation expense over the vesting period of the respective tranche. The Company measured share-based compensation related to share appreciation rights at the grant date fair value using the same option-pricing model used for share-purchase options. Subsequent to grant, the liability was re-measured at each reporting date with changes to fair value recognized through earnings.

The effect of transition to IFRS for share-based payments related to share-purchase options is an accelerated expensing of the share-based payments as the fair value is weighted more heavily toward the periods closer to the date of issuance of the stock options. The adjustment for the change in treatment of share-based payments results in an increase in contributed surplus of $1.4 million with a corresponding decrease in retained earnings. There were no share appreciation rights outstanding at January 1, 2010, therefore, there was no effect on transition to IFRS with respect to cash-settled share-based payments. The effect of transition to IFRS on the June 30, 2010 comparative balances are as presented.

(b) Cumulative translation differences

Under Canadian GAAP – Translation differences and cumulative net exchange differences for each self-sustaining foreign operation are classified in a separate component of equity. Prior to May 1, 2008, the Company’s foreign operations were considered to be self-sustaining and consequently were translated using the current rate method. Under the current rate method, assets and liabilities were translated at the period-end exchange rates, while revenues and expenses were translated using rates for the period and gains and losses were included in accumulated other comprehensive income.

Under IFRS – The classification of translation differences and cumulative net exchange differences is dependent on the functional currency of the entity and is measured based on the currency of the primary economic environment in which it operates. The IFRS 1 exemption allows a first-time adopter to eliminate the cumulative net exchange differences classified in accumulated other comprehensive income and avoid retrospective restatement of foreign currency translation requirements.

The effect of transition to IFRS for cumulative translation differences is a decrease in accumulated other comprehensive income of $10.9 million with a corresponding increase in retained earnings. The effect of transition to IFRS on the June 30, 2010 comparative balances are as presented.

(c) Property and equipment

Under Canadian GAAP – The Company followed full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost, whereby all pre-exploration and evaluation costs, E&E costs, including undeveloped land and costs relating to pre-commercial exploration or development, and Development and Production (“D&P”) costs were included in the property and equipment balance on the Consolidated Balance Sheet and depleted at the country level.

Under IFRS – Commencing January 1, 2010, the Company has applied both IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 16, Property, Plant and Equipment, depending on the nature of the expenditures, as follows:

i.	Pre-E&E costs are expensed as incurred.

ii.

E&E costs, as determined based on Canadian GAAP, are moved out of the property and equipment balance and reported separately as intangible exploration and evaluation assets on the Condensed Consolidated Interim Balance Sheet. E&E costs are not depleted but assessed for impairment and unrecoverable costs are expensed. When a project is considered technically feasible and commercially viable, the costs are moved to D&P category of petroleum properties and depletion commences.

iii.

D&P costs, as determined under Canadian GAAP, remain in the petroleum assets balance on the Condensed Consolidated Interim Balance Sheet. D&P costs have been allocated to the underlying IFRS transitional assets on a pro-rata basis using the reserve value as of the IFRS transition date.

The effect on the Company’s opening consolidated balance sheet was a decrease in the property and equipment balance of $20.9 million and a $20.4 million increase in the intangible exploration and evaluation assets balance, now presented separately from property and equipment, and a reallocation of property and equipment costs ($146.4 million) to the underlying transitional assets, categorized within petroleum properties ($144.0 million) and other assets ($2.4 million), based on reserve values.

In addition, the effect of transition to IFRS was the expensing of certain previously capitalized pre-licensing costs, resulting in a decrease to intangible exploration and evaluation assets of $0.5 million and a corresponding decrease in retained earnings. The effect of transition to IFRS on the June 30, 2010 comparative balances are as presented.

(d) Depletion and depreciation

Under Canadian GAAP – Development and production costs were included in the property and equipment balance and were depleted using a reserve base of Proved reserves.

Under IFRS – The Company continues to capitalize development and production costs as property and equipment; however, these costs are depleted using a reserve base of Proved plus Probable reserves.

The effect of transition to IFRS was the expensing of development and production costs over a larger reserve base and including future capital costs associated with the larger reserve base, resulting in a decrease to depletion and depreciation expense and a corresponding increase in retained earnings on the June 30, 2010 comparative balances as presented.

(e) Income tax

Under Canadian GAAP – The Company used the liability method to account for income taxes, whereby future income taxes were determined based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities were measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences were expected to be recovered or settled. When the cost of an asset was not deductible in determining taxable income and any proceeds arising from its eventual disposal would not be included in the determination of taxable income, no temporary differences arose.

Under IFRS – The Company continues to account for all deferred income taxes consistent with the previous methodology; however, deferred tax liabilities are recognized for all taxable temporary differences, except to the extent it arises from the initial recognition of an asset or liability that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. The existing contractual arrangements in foreign jurisdictions continue to be in effect and in accordance with IAS 12, Income Taxes, certain transactions have been determined to have deferred income tax consequences.

The effect of transition to IFRS was an increase to deferred tax liabilities of $33.3 million with a corresponding decrease in retained earnings. The effect of transition to IFRS on the income tax expense for June 30, 2010 comparative balances are as presented.

Cash flows

The adoption of IFRS has had no impact on the Company’s net increase or decrease in cash and cash equivalents for any given period. The changes made to the Condensed Consolidated Interim Balance Sheet and Condensed Consolidated Interim Statement of Comprehensive Income have resulted in reclassifications of various amounts on the Condensed Consolidated Interim Statement of Cash Flow.